UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70160

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24   AND ENDING 12/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Meraki Global Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dea   ☐ Security-based swap dealer   ☐ Major security-based swap particip

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.

1389 Center Drive, Suite 170

(No. and Street)

Park City	UT	84098
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	ana@mga-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.

(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Benjamin Arnold_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Meraki Global Advisors, LLC_____, as of 12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Founder & Managing Partner

Notary Public

This filing contains (check all applicable bo**

- ■ (a) Statement of financial condition
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicabl
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhi   R 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 C R 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 C R 240.15c3-3(p)(2) or 17   R 240.18a-4, as applica
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 C R 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 C R 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 1   R 240.17a-12, or 17 CFR 240.18a-7, as applicable
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or   R 240.18a-7, as applicable
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 1   R 240.18a-7, o   R 240.17a-12, as applicabl
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or   R 240.18a-7, as applicable
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or CFR 240.18a-7, as applicable
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 C R 240.15c3-1e or 17 CFR 240.17a-12, as applicable
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Meraki Global Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Commissions	$	8,108,033
Recovery of previously written off bad debt		252,424
		8,360,457
Operating Expenses		
Salaries and Wages		1,985,844
Partner Guaranteed Payments		1,125,000
Professional Services		1,177,811
Bad Debt Expense		179,456
Occupancy and Equipment		112,880
Regulatory Fees		31,131
Travel and Entertainment		356,969
Trading Expenses		444,843
Insurance Expense		54,983
Marketing Expense		172,503
Office Supplies and Expenses		21,627
State Taxes		14,360
Other Expenses		9,930
Total Operating Expenses		5,687,337
Other Income		
Realized gain on investments and interest income		11,919
Net Income	$	2,685,039

The accompanying notes are an integral part of these financial statements.

Meraki Global Advisors, LLC

AUDITED FINANCAL STATEMENTS

December 31, 2024

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statement of Financial Condition 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Meraki Global Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Meraki Global Advisors, LLC as of December 31, 2024 and the related notes. (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Meraki Global Advisors, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Meraki Global Advisors, LLC's management. Our responsibility is to express an opinion on Meraki Global Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA'S PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 6, 2025

Meraki Global Advisors, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	1,613,703
Accounts Receivable		1,071,955
Fixed Assets (net of accumulated depreciation)		40,289
ROU – Lease Asset		100,880
Prepaid Assets and Deposits		84,090
Total Assets	$	2,910,917

Liabilities and Member's Equity

Liabilities

Accounts Payable and Accrued Expenses		282,227
ROU – Lease Liability		116,158
Total Liabilities	$	398,385
Members' Equity	$	2,512,532
Total Liabilities and Member's Equity	$	2,910,917